

May 13, 2011

Via E-mail
Mr. Xie Tao, Chief Executive Officer
Agria Corporation
21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027, People's Republic of China

> Re: **Agria Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 001-33766**

Dear Mr. Tao:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services